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(A)

Uf 4-14-04

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SECURI 04016904 IMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 16328

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TODD + COMPANY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 TERRACE AVE - HEIGHTS PLAZA
(No. and Street)

HASBROUCK HEIGHTS, NJ 07604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD K. FERGUSON CPA
(Name – *if individual, state last, first, middle name*)

26 FREDONIA ROAD, NEWTON, NJ 07860
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS K LANGBEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TODD + COMPANY INC, as of DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

Notary Public of New Jersey
My Commission Expires March 6, 2005

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD K. FERGUSON
CERTIFIED PUBLIC ACCOUNTANT
26 FREDONIA ROAD
NEWTON, NEW JERSEY 07860
973 462-4189

To the Board of Directors
Todd & Company, Inc.

I have examined the accompanying statement of financial condition of Todd & Company, Inc. as of December 31, 2003 and the related statements of income (loss), cash flow, changes in financial condition, changes in stockholder's equity, changes in liabilities subordinated to claims to creditors, computation of net capital and the computation for determination of reserve requirements pursuant to Rule 15c3-3 for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the report based on my audit.

I conducted an audit in accordance with auditing standards generally accepted in the United States and the audit requirements prescribed by the Securities & Exchange Commission. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects the financial position of Todd & Company, Inc. and the results of their operations, cash flows, changes in financial condition, changes in stockholder's equity, changes in liabilities subordinated to claims to creditors, computation of net capital and the computation for determination of reserve requirements pursuant to Rule 15c3-3 for the year then ended, in conformity with accounting principles generally accepted in the United States and the rules of the Securities and Exchange Commission.

Newton, NJ
February 23, 2004

RICHARD K. FERGUSON
CERTIFIED PUBLIC ACCOUNTANT
26 FREDONIA ROAD
NEWTON, NJ 07860
973 462-4189

Securities and Exchange Commission
Washington, DC

I have examined the Focus Report (Form X-17A-5) of Todd & Company, Inc. as of December 31, 2003 have issued my report thereon date February 23, 2004. As part of my examination, I have reviewed and tested the Company's accounting system, internal control system, procedures for safeguarding securities procedures and practices for resolving securities and money differences and computing capital and reserve requirements, to the extent that I considered necessary to evaluate the system a required by generally accepted auditing standards and the audit requirements as set forth in Form X-17A-5. Under these standards the purpose of such an evaluation is to establish a basis for reliance there in determining the nature, timing and extent of such other auditing procedures that are necessary for expressing an opinion on the financial statements.

The objective of internal control is to provide a reasonable, but not absolute assurance as to the safeguarding of assets against loss form unauthorized use or disposition, the reliability of the financial records for preparing financial statements and maintaining the accountability for assets. The concept of reasonable assurance recognizes the cost of a system on internal control should not exceed the benefits derives and also recognizes that the evaluation of those factors requires estimates and judgement by management.

There are inherent limitations that should be recognizes in considering the potential effectiveness of any system of internal control. in the performance of most control procedures. error can result for misunderstanding of instructions, mistakes in judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on the segregation f duties can be circumvented by collusion. Similarly, control procedures can be circumvented by management. Further, projection of any internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and the degree of compliance may deteriorate.

My study of the Company's system of internal control for the year ended December 31, 2003, made for the purpose stated in the first paragraph, revealed the following:

A. Comments with Respect to Compliance with Rule 17A-13.

a. The accounting system is adequate to maintain records of firm accounts. Todd & Company does not maintain any customer accounts, Customer accounts in the past were handled by a clearing broker. As of the date of this report, Todd & Company does not have a clearing broker. Management is in the process of securing the services on a new clearing broker.

b. The system of internal control is nonexistent as the Company has only one employee who handles all aspect of accounting, record keeping and cash funds. Accordingly, there is no separation of functions necessary to have any internal control.

c. The Company employs the services of an outside CPA who is not the independent auditor or an employee of the Company to perform routine internal audit and verification procedures to insure the accuracy of the Company's records, The practices and procedures for discovering and resolving security and money differences are adequate.

d. The practices employed for verifying compliance with the capital and reserve requirements are adequate. These procedure are performed by an outside CPA who is not the independent auditor or an employee of the Company.

e. During the audit, I found no material accounting errors requiring adjustment of the Company's accounting records.

B. Comparison of Audited Focus Report to Client's Report.

There were no adjustments made to the accounts as a result of the examination. The audited report agrees with the accounts maintained by Todd & Company.

C. Internal Control Deficiencies.

See response to item A(b) above.

Newton, NJ
February 23, 2004